
June 9, 2022

David Vetter
Chief Legal Officer
TD SYNNEX CORP
16202 Bay Vista Drive
Clearwater, FL 33760

Re: TD SYNNEX CORP
Registration Statement on Form S-4
Filed on June 1, 2022
File No. 333-265352

Dear Mr. Vetter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services